Exhibit 99.1

ESSA Pharma Grants Stock Options

HOUSTON and VANCOUVER, Oct. 30, 2019 /CNW/ - ESSA Pharma Inc. (TSX-V: EPI; Nasdaq: EPIX) ("ESSA" or the "Corporation") announced that, pursuant to its stock option plan, it has granted incentive stock options to non – executive members of the Corporation's board of directors to purchase up to an aggregate of 225,000 common shares in the capital of the Corporation (the "Common shares").  The stock options will vest in 36 equal monthly instalments, with the first instalment vesting on the one-month anniversary of the grant date. The stock options are exercisable on or before October 30, 2029 at the price of US$4.67 per Common share and are granted in accordance with the policies of the TSX Venture Exchange and the terms and conditions of the Corporation's stock option plan.

About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA's proprietary "aniten" compounds bind to the N-terminal domain of the androgen receptor ("AR"), inhibiting AR driven transcription and the AR signaling pathway in a unique manner which bypasses the drug resistance mechanisms associated with current anti-androgens. The Company is currently progressing IND-enabling studies and expects to file an IND with the FDA for EPI-7386 in the first calendar quarter of 2020. For more information, please visit www.essapharma.com or follow us on Twitter under @ESSAPharma.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding the expected filing of an IND with the FDA for EPI-7386 in the first quarter of 2020.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 13, 2018 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither the TSXV nor its Regulation Service Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ESSA Pharma Inc

View original content: http://www.newswire.ca/en/releases/archive/October2019/30/c0682.html

%CIK: 0001633932

For further information: Company Contact: David S. Wood, ESSA Pharma Inc., Contact: (778) 331-0962; Investor Relations Contact: Alan Lada, Vice President, Solebury Trout, Contact: (617) 221-8006

CO: ESSA Pharma Inc

CNW 06:00e 30-OCT-19